SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 5)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 00653Q102	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.63%%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.63%%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.68%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. and (ii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.68%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of (i) 17,179,888 shares of Class A Common Stock held by, and 2,474,314 shares of Class A Common Stock underlying an equal number of warrants held by, Deerfield Private Design Fund IV, L.P. and (ii) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. Deerfield Private Design Fund IV, L.P. has elected to be subject to provisions of the warrants beneficially owned by it that restrict the exercise of such securities to the extent that, upon such exercise, the number of shares then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of the Issuer’s Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon exercise of such warrants to the extent that upon such conversion the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

Cusip No. 00653Q102	Page 7 of 11 Pages

This Amendment No. 5 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) James E. Flynn, a natural person (“Flynn”), and (v) Steven I. Hochberg, a natural person (“Hochberg” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the “Reporting Persons”), with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of AdaptHealth Corp. (formerly, DFB Healthcare Acquisitions Corp) (the “Company”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On December 20, 2019, the Sponsor distributed all of the shares of Class A Common Stock and all of the Private Placement Warrants held by the Sponsor to its members, including 2,279,888 shares of Class A Common Stock and 1,640,981 Private Placement Warrants that were distributed to Deerfield Private Design Fund IV, pursuant to a liquidating distribution (the “Sponsor Liquidating Distribution”). Such shares and Private Placement Warrants were distributed to the Sponsor’s members (including Deerfield Private Design Fund IV) on a pro rata basis for no consideration. As a result of such distribution the Reporting Persons ceased to beneficially own shares of Class A Common Stock previously held by, and shares of Class A Common Stock underlying Private Placement Warrants previously held by, the Sponsor that were distributed to its members other than Deerfield Private Design Fund IV.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)        Deerfield Mgmt IV

 Number of shares: 19,654,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV)

 Percentage of shares: 42.63%%

(2)        Deerfield Private Design Fund IV

 Number of shares: 19,654,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV)

 Percentage of shares: 42.63%%

Cusip No. 00653Q102	Page 8 of 11 Pages

(3)        Deerfield Management

 Number of shares: 19,674,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV, and shares held by Steven Hochberg at the direction of Deerfield Management)

 Percentage of shares: 42.68%

(4)        Flynn

 Number of shares: 19,674,202 (comprised of shares held by, and shares underlying Warrants held by, Deerfield Private Design Fund IV and the Sponsor, and shares held by Steven Hochberg at the direction of Deerfield Management)

 Percentage of shares: 42.68%

(5)        Hochberg

 Number of shares: 0 (does not include shares held at the direction of Deerfield Management)

 Percentage of shares: 0.00%

(b)

(1)        Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 19,654,202

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 19,654,202

(2)        Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 19,654,202

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 19,654,202

(3)       Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 19,674,202

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 19,674,202

Cusip No. 00653Q102	Page 9 of 11 Pages

(4)       Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 19,674,202

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 19,674,202

(4)       Hochberg

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV. Hochberg, an employee of Deerfield Management and a former director of the Company, also served as Deerfield Private Design Fund IV’s designee on the board of managers of the Sponsor, which consists of two managers.

Following the Sponsor Liquidating Distribution and subsequent dissolution of the Sponsor, each Reporting Person ceased to be a member of a “group” that may have existed for purposes of the Securities Exchange Act of 1934 with the Sponsor, RAB Ventures (DFB) LLC (“RAB”) (a member of the Sponsor) and Richard Barasch.

(c) Except as set forth in Item 3 of the Schedule 13D, the Reporting Persons have not engaged in any transactions in the Company’s securities during the past 60 days.

(e) As of December 20, 2019, Hochberg ceased to beneficially own any shares of the Company’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On December 18, 2019, Deerfield Private Design Fund IV entered into a Joinder to Letter Agreement (the “December 2019 Joinder Agreement”) with the Company with respect to specified paragraphs of the letter agreement, dated as of February 15, 2018 (the “February 2018 Sponsor Letter Agreement”), by and among the Company, Registrant, Deerfield/RAB Ventures, LLC, Richard Barasch, Christopher Wolfe, Steven Hochberg, Dr. Mohit Kaushal, Dr. Gregory Sorensen and Dr. Susan Weaver. Copies of the December 2019 Joinder Agreement and February 2018 Sponsor Letter Agreement are filed or incorporated by reference as Exhibits 10 and 11 to this Schedule 13D, respectively, and are incorporated herein by reference.

On January 16, 2020, Deerfield Private Design Fund IV notified the Company of its election pursuant to the Warrant Agreement to be subject to Subsection 3.3.5 of the Warrant Agreement, based on a Maximum Percentage (as defined in the Warrant Agreement) of 4.9%.

Cusip No. 00653Q102	Page 10 of 11 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 10	Joinder Agreement, dated December 18, 2019, by and between Deerfield Private Design Fund IV, L.P. and DFB Healthcare Acquisitions Corp.

Exhibit 11	Letter Agreement, dated as of February 15, 2018, by and among DFB Healthcare Registrant, Deerfield/RAB Ventures, LLC, Richard Barasch, Christopher Wolfe, Steven Hochberg, Dr. Mohit Kaushal, Dr. Gregory Sorensen and Dr. Susan Weaver (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Cusip No. 00653Q102	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

DEERFIELD MGMT IV, 'L.P.
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By:	Deerfield Mgmt IV, L.P., General Partner
By:	J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

/s/ Steven Hochberg
Steven Hochberg